The Vantagepoint Funds
777 N. Capitol Street N.E.
Washington, D.C. 20002
April 21, 2010
Angela C. Montez
(202) 962-8096
amontez@icmarc.org
Ms. Patsy W. Mengiste
Securities and Exchange Commission (“SEC”)
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Re: The Vantagepoint Funds (the “Fund”) File Nos: 333-60789 and 811-08941
Dear Ms. Mengiste:
The following responds to your comments from April 12, 2010 regarding Post-Effective Amendment No. 29 to the Fund’s Registration Statement under the Securities Act of 1933 (“1933 Act”) filed with the SEC on February 25, 2010. We have either responded to these questions or comments or have described how we will address these comments in the prospectus and statement of additional information (“SAI”) to be contained in Post-Effective Amendment No. 30 to be filed pursuant to Rule 485(b) under the 1933 Act on or about April 28, 2010 (the “485(b) Filing”).
In addition, we have attached a revised version & Items 1 through 8 of the Fund’s prospectus, which is marked to show changes in response to your comments for each series of the Fund (each a “Series” and collectively the “Funds”). Also attached, per your request, is a sample summary prospectus for the Vantagepoint Growth Fund.
Each of your comments is set forth in bold typeface below with our response directly following it.
General Comments on the Fund’s Prospectus and SAI
1.	Proxy Rule Compliance — Please make a representation that the Fund’s 485(b) Filing will contain the information relating to Fund governance required by Item 17 of Form N-1A.
Response: The Fund represents that the upcoming 485(b) Filing will include the disclosure regarding Fund governance in response to Item 17 of Form N-1A.
2.	Rule 2a-7 Compliance — Please make a representation that the Vantagepoint Money Market Fund intends to comply with the amendments to Rule 2a-7 under the

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
April 21, 2010

Investment Company Act of 1940 (“Rule 2a-7”) that will go effective after the 485(b) Filing.
Response: The Fund, on behalf of the Vantagepoint Money Market Fund, represents that the Money Market Fund intends to comply with applicable amendments to Rule 2a-7 as set forth in Investment Company Act Release No. 21,132 (February 23, 2010).
3.	Risk Disclosure — Please streamline and shorten the risk disclosure throughout the Fund Summaries and identify only the principal risks applicable to each Series. As a general guideline, most risk disclosures in the summary portions of a fund’s prospectus should be no more than a couple of sentences.
Response: This comment has been incorporated in changes to the summary risk disclosures throughout the Fund Summaries. Note that Fund management continues to review the principal risks included in the Fund Summaries and will incorporate any other changes in that regard in the 485(b) Filing.
4.	Broad-Based Index — Please remove the reference to the name of, and description of, the specific benchmark in the Risk/Return Bar Chart and Table paragraph within each Fund Summary.
Response: These benchmark references/descriptions have been removed from the applicable paragraphs throughout the Fund Summaries.
5.	“Purchase and Sale of Fund Shares” — Please delete the first and third paragraph as well as the last sentence of the second paragraph found under this section for all Fund Summaries.
Response: Such paragraphs and sentence have been deleted from this section throughout the Fund Summaries. However, the first sentence of the deleted third paragraph (the sentence stating that Fund shares are redeemable) has been retained in order to meet the requirements of Item 6(b).
6.	“Tax Information” — Please revise this section in each Fund Summary to describe the tax consequences of distributions to taxable shareholders. In addition, please delete the first sentence in this section.
Response: The above requested revisions have been made to the Tax Information section throughout the Fund Summaries.

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
April 21, 2010

7.	“Financial Intermediary Compensation” — Please explain whether a conflict of interest arises with regard to what is disclosed in this section.
Response: Management of the Fund does not believe that the arrangement discussed in response to Item 8, “Financial Intermediary Compensation” creates a conflict of interest that would influence the broker-dealer to recommend the Fund over another investment. The broker-dealer has agreed to waive its transaction fee for Fund transactions. The waiver of the broker-dealer transaction fee for the Fund actually reduces the incentive for the broker-dealer to favor the Fund over other investments for which it charges transaction fees, loads, commissions or other related compensation that would increase its revenue. While the broker-dealer forgoes any transaction fee revenue from the Fund, its clearing firm still charges the broker-dealer for transaction and exchange fees on Fund executions. To offset some of these clearing firm costs, the Fund’s distributor has agreed to pay 20% of the clearing firm’s transaction and exchange fees charged in connection with transactions in the Funds if the value of the Funds held in the brokerage accounts exceeds a threshold amount. To date, the value of the Funds held by participants in their brokerage accounts has not exceeded the threshold, and, accordingly, no fee offset payments have been made. Under this arrangement, the broker-dealer is receiving no compensation from a transaction in the Funds but only may receive a payment to offset some, but not all, of its costs associated with such a transaction. Compared with other, revenue producing investment options available, there is substantially less incentive for the broker-dealer to recommend the Fund.
8.	Statutory Prospectus or SAI — Please confirm and clarify that a fund-of-funds will not invest more than 25% of its assets in an underlying Series that concentrates in a single industry.
Response: The above requested clarification will be included in the SAI.
9.	Equity Securities Definition— Please define, parenthetically or otherwise, what is included in the term “equity securities” (i.e., common and preferred stock).
Response: Parentheticals have been added throughout the prospectus following the first use of the term “equity securities” in the principal investment strategies of each Series in Item 4.
10.	Changes in Strategy or Index — Information regarding a Series’ change of strategy or index is required only for the 1-year covered by the prospectus. Please delete any other references outside this time period throughout the prospectus.

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
April 21, 2010

Response: Other references to changes in strategy or index outside the prospectus’ 1-year period have been removed from the relevant Performance Information sections in the Fund Summaries.
11.	Inception Date — Please do not footnote the inception date in the Fund Summaries’ performance charts, but instead include the inception date in the column header.
Response: The above requested changes have been made to the relevant Performance Information sections in the Fund Summaries.
12.	Custom Benchmarks — Custom benchmarks should be described in a narrative following the performance chart within the Fund Summaries rather than in a footnote.
Response: The above requested changes have been made to the relevant Performance Information sections in the Fund Summaries.
Specific Comments to Disclosure on Applicable Fund Series
1.	Vantagepoint Index Funds — A correlation coefficient of 0.95 should be disclosed for each Vantagepoint Index Fund.
While there is no guarantee, the investment adviser expects the correlation between the Fund and its index to be at least 0.95. A correlation of 1.00 would mean the returns of the Fund and the index almost always move in the same direction (but not necessarily by the same amount). A correlation of 0.00 would mean movements in the Fund are unrelated to movements in the index.
Response: The above disclosure will be included in each Vantagepoint Index Fund’s Fund Summary. Please see pages 35-44 of the attached document.
2.	Vantagepoint Model Portfolio Funds — Please delete the “Mass Mutual” footnote from below the performance table for each Series in the applicable Fund Summaries. Please leave in the introductory paragraph within this section.
Response: The above requested changes have been made to the relevant performance tables in the Fund Summaries of these Series.

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
April 21, 2010

3.	Vantagepoint Milestone Funds — Please move the “complete retirement program” disclosure to the beginning of “Principal Investment Risks” in the Fund Summaries For these Series. Please also clarify or revise the glide path charts in the Fund Summaries for each dated Vantagepoint Milestone Fund so that they reflect the current asset mix for each Series along with some explanatory disclosure relating to the current asset mix.
Response: The above requested changes have been made in the relevant Fund Summaries and statutory portions of the prospectus for these Series.
4.	Vantagepoint Model Portfolio and Milestone Funds — Please combine and shorten the fee table footnotes for these Series.
Response: The above requested changes have been made to the relevant fee tables in the Fund Summaries of these Series.
5.	Vantagepoint Inflation Protected Securities Fund — Please add a sentence explaining the circumstances that give rise to the fact that this Series is considered actively traded.
Response: The above requested changes have been made in the relevant Fund Summaries and statutory portions of the prospectus for this Series. Please see page 6 of the attached document.
6.	Vantagepoint Asset Allocation Fund — The Fund’s prospectus does not need to identify a fixed ratio of asset classes for this Series, but should identify the circumstances under which this Series may be invested 100% in an asset class, such as equities. Please also add foreign securities risk disclosure in this Series’ summary risk section of the Fund Summary.
Response: The above requested change in regard to the Fund’s “Principal Investment Strategies” and the circumstances under which this Series may be invested 100% in an asset class has been made in the relevant Fund Summary and statutory portions of the prospectus for this Series. After further review, it was determined that foreign securities are not part of the Series’ “Principal Investment Strategies,” and therefore the reference to foreign securities has been deleted and foreign securities risk is not necessary. Please see page 9 of the attached document.
7.	Vantagepoint Diversifying Strategies Fund — Please reformat the general description of the strategies for this Series to provide a separation from its three main strategies. Please also add a sentence quantifying the circumstances that give rise to the fact that this Series is considered actively traded.

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
April 21, 2010

Response: The above requested reformatting change has been made to the “Principal Investment Strategies” section in the summary portion and in the statutory portion of the prospectus. Please see page 32 of the attached document.
With regard to the second comment, please note that this Series does not currently engage in active trading due to a change in subadvisers in April 2009 in which the only subadviser that did engage in active trading (Drake Capital Management, LLC) was terminated. The active trading risk disclosure will be removed from the principal risk section in this Series’ Fund Summary.
8.	Vantagepoint Equity Funds — Please provide rating information for the preferred stock and convertible securities in which the Vantagepoint Equity Funds (the Vantagepoint Equity Income, Growth and Income, Growth, and Select Value Funds) invest.
Response: The above requested changes have been made in the relevant Fund Summaries and statutory portions of the prospectus for these Series. Please see pages 11, 14, 16 and 19 of the attached document.
9.	Stated Objective for Certain Series — Please provide clarification regarding how each of the following Series meets its stated objective: the Vantagepoint Low Duration Bond Fund (capital appreciation component of total return); Vantagepoint Select Value Fund (dividend income); and Vantagepoint Diversifying Strategies Fund (long-term capital growth).
Response: The above requested clarifications have been added in the relevant Fund Summaries and statutory portions of the prospectus for these Series. Please see pages 3, 19 and 31-32 of the attached document.
10.	Vantagepoint Aggressive Opportunities Fund and the Vantagepoint Discovery Fund — Please clarify how the strategies for the Vantagepoint Aggressive Opportunities Fund and the Vantagepoint Discovery Fund are used relative to preferred stock and convertible securities in light of each Series’ stated investment objective.
Response: The above requested clarifications have been added in the relevant Fund Summaries and statutory portions of the prospectus for these Series. Please see pages 22 and 25 of the attached document.

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
April 21, 2010

Please contact me at the telephone number or email address listed above should you have any questions.
Sincerely,
/s/ Angela C. Montez
Angela C. Montez
Secretary
The Vantagepoint Funds